Filed by Codere Online Luxembourg, S.A.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: DD3 Acquisition Corp. II

Commission File No. 001-39767

Form F-4 File No. 333-258759

Codere S.A. (Parent company of Codere Online Luxembourg, S.A.)

CONFERENCE CALL

RESULTS FOR THE

QUARTER ENDED
September 30, 2021

Madrid

November 10, 2021

Participants

Vicente Di Loreto - CEO of Codere S.A. (Parent company of Codere Online Luxembourg, S.A)

Angel Corzo– CFO of Codere S.A. (Parent company of Codere Online Luxembourg, S.A.)

ANGEL CORZO

Good afternoon everyone, this is Angel Corzo, CFO of Codere. Thank you for joining us today for our Q3 2021 financial results presentation.

As usual, our CEO, Vicente Di Loreto, will cover the main highlights of the period and provide an update on our current situation. After that, I will cover the financial performance and discuss the critical topics in more detail. We will then take your questions, which you can post at any time during the call in the Q&A window accessible in the upper right hand side of your screens. Vicente, over to you to …

VICENTE DI LORETO

Thanks Angel. Good afternoon everyone and thank you for joining us today. I will briefly touch upon the quarterly results and then discuss the recent events and current status of our two corporate transactions.

Q3 was the first quarter since the beginning of the pandemic to begin to reflect a relative normalization of our business. During the quarter, we still faced operating restrictions across many markets, but were able to return to a full operating portfolio, being Argentina the last market to reopen in late July.

As we have seen other times before, performance upon reopening has been good. We see strong demand and all our operations quickly recover revenues. That recovery trend allowed us to reach nearly 70% of the revenues we generated in Q3 2019 and 63% more than those we generated in Q3 last year when we were still subject to heavy restrictions and closings from the pandemic. More importantly, the positive dynamics we are seeing across our markets into Q4 make us confident that this quarter we will be able to reach more than 80% of the revenues we generated in the last quarter of 2019.

At a country level, these recoveries are especially strong in markets like Spain, Uruguay, Panama and Colombia. Italy, on the other hand, took a step back when the covid passport, or so called GreenPass, became effective in early August and was mandatory to access our venues, but is gradually recovering. Argentina has been growing nicely since we reopened in July, but is affected by substantial FX and macroeconomics headwinds. Finally, Mexico is slowly recovering from the weak summer period as the evolution of the pandemic has also been quite slow, resulting in material and long lasting restrictions in our casinos.

All in all, from an operational point of view we are meeting our recovery expectations and on track to meet the lower end of the guidance range we gave in September.

Moving on to the restructuring, in mid-October we received the required consents to move ahead with the implementation of the transaction in the terms agreed under the Lock up agreement from April. We continue to work on the final steps of its implementation, which, for different reasons and given its complexity, we have delayed slightly. It is our current expectation to close the transaction on November 19, date on which we will receive the new money tranche, pay all interest due on our notes and our current bondholders will become shareholders of the group, controlling 95% of its equity. Also, as we have discussed multiple times, Codere SA, the current parent company will cede control of the group, and a Shareholders Assembly will be convened to initiate its liquidation process. As such, in the weeks following the completion of the restructuring it is expected that Codere SA would stop trading in the Spanish Stock change until its delisting.

With regards to the online transaction, we continued to make good progress during the quarter. On October 27, the U.S. SEC declared effective the registration statement (F-4) in connection with the business combination of our online business with DD3’s SPAC. Consequently, DD3 has convened a special meeting of its stockholders to be held next week, on November 18, when the business combination is expected to be voted upon. Once approved by DD3’s stockholders and subject to other customary closing conditions, it is currently expected that the business combination will be completed during the week following the SPAC’s EGM. We are looking forward to closing the transaction and having the funding needed to execute our marketing plan and to delivering what we expect to be significant growth in this business over the coming years.

Finally on my side, as you may have seen in our Earnings Release, Codere has been made aware that the Martinez Sampedro family have filed a complaint with the Audiencia Nacional, a Spanish federal court, against certain shareholders, members of the Board and management of the Codere Group and potentially others. No member of the Group has been notified whether the claim has been accepted by the court or seen a copy of the complaint. Accordingly, the Company cannot comment on the complaint, the extent of Codere Newco and/ or its Operating subsidiaries’ involvement in the complaint or the involvement of any other individual.

For those of you that have been following Codere in recent years, this is not something new and represents part of a, now almost four year long, strategy by the Martínez Sampedro family of making baseless threats and frivolous claims against Codere, its directors and its management team in their attempt to hinder the proper management and corporate governance of the company and its ability to create value for all its stakeholders and, now, to recover from the impact of the pandemic.

As you know, up until now, there has been no court ruling made against the Codere Group, its directors or its senior management, from any claim initiated by the Martinez Sampedro family and we expect that the same will be true in this case. The Company will continue to robustly defend its interests and intends to evaluate all legal avenues to actively ensure that any person responsible for acts which prove to be harmful to the Company’s goodwill and reputation, established across many years of transparent and compliant operation, are held to account..

I will leave it here now for Angel to cover the results for the quarter in detail. Angel…

ANGEL CORZO

Thanks Vicente.

Before I jump into the numbers let me remind you about a relevant consideration regarding the information we are presenting. Following the agreement with our bondholders to implement the restructuring transaction, by which Codere’s assets and liabilities will be transferred to a new holding company, we have started to apply IFRS 5. Under this accounting standard, all assets and liabilities are classified under a single heading as “subject to change of control”, and our entire P&L is reported as “discontinued operations”. Likewise, our cashflow is reported in a single line as “cash flow from discontinued operations”. As such, all the financial information we are presenting here is proforma prior to the application of this accounting standard. In those figures, all EBITDA numbers are post IFRS 16 and exclude inflation accounting adjustments in Argentina.

So, beginning with operations on page 7, Q3 2021 revenue was 63% higher than in Q3 last year, reaching 233 million euros, which equates to nearly 70% of what we generated prior to the pandemic, in Q3 2019. This increase is mostly due to the low comparable last year where we were closed or barely reopening across a significant part of our portfolio. It also reflects a 68% sequential improvement, in part thanks to the fact that neither Argentina nor Italy were open in Q2 but reopened for most of Q3. This progress is achieved despite a more adverse FX context with the average Euro Dollar at 1.18 in Q3 21 versus 1.11 in Q3 19.

In terms of EBITDA, it was the first quarter since Q1 2020 where we generated significant positive figures, reaching 33 million euros, which translates into a 14% margin, also our highest since Q1 2020, reflecting the results of our efficiency efforts and promising long term trends. We do expect margin to continue improving as our cost to operate is now close to normalized levels while our operating revenue still has room to progress in the short term.

At the country level, starting with Mexico on page 8, revenues reached 43 million in the quarter, or more than 5 times that of Q3 last year when we still had significant closings. On the other hand, EBITDA reached over 9 million, compared to a negative 7 last year. Performance in Mexico took a step back in July and August due to the relevant operating restrictions resulting from the latest pandemic wave in the country, but has been gradually improving since then. Our sustained efforts to contain costs and pursue efficiencies also contribute significantly to this evolution.

On page 9, you can see how our gross win went from 65% in June to 58% in August when compared to 2019 levels. As I said this was driven by operating restrictions on the back of a still difficult pandemic situation. This trend reverted in September, and, in October we have already reached nearly 75% of 2019 revenues in local currency, a significant improvement. In terms of halls, today we have 88 in operation, we just have one new addition to the portfolio that is still pending to open.

Turning to Argentina on page 10, revenue reached 40 million euros in Q3 as we resumed operations at the end of July. These revenue generation was quite impressive considering we did not operate a full quarter and capacity was limited. In those conditions we still managed to generate more activity and revenue than in Q1 this year in euro terms. EBITDA also turned positive at 7 million euros in the third quarter, allowing us to generate and upstream cash already in September.

On page 11 you can see how, since we reopened our bingos at the very end of July, we have consistently increased our coin in and gross win figures in local currency, up to more than 150% in October when compared to 2019.

Looking now at our Spanish operation on page 12. Our revenues, were relatively flat in the quarter when compared with last year, reaching 38 million. While EBITDA reached 10 million, a 14% decrease versus last year, affected by increasing personnel costs due the reduction of operational staff on temporary leave, and an increase in local gaming taxes as tax waivers in 2020 were not replicated in 2021.

As you can see on page 13, our slot route operation has been quite steady, may be even a notch up from Q3 last year, when we were just reopening and benefitting from substantial pent up demand. On the sports betting side we had a negative evolution in take since August that drove our gross win down. As shown in the graphs, handle continues to maintain a recovery trend and revenue will recover as soon as take normalizes (anecdotally take in the first week of November is 25% with the corresponding positive impact on revenue).

In Italy, on page 14, revenues reached 65 million euros in Q3, the same from last year, while EBITDA turned positive at nearly 6 million euros. These results, are still quite remarkable in a context where our halls started operating in June after the longest closing period we’ve had across our whole portfolio, nearly 9 months between Ocotober 2020 and June 2021.

As you can see on page 15, we reopened our business in mid-June, with quite impressive gross win levels in July, navigating at close to 80% of 2019 levels. However, in August, the covid passport to access leisure venues became effective, slowing down our recovery trend. As the covid passport is now required for most day-to-day activities in the country, we are seeing how its impact is reducing progressively.

Looking at Uruguay on page 16, our revenues declined 13% to 10 million euros in Q3, reflecting the revenue recognition mechanics whereby the closings that took place between March and August last year started to impact accounting revenue since Q4 2020. Additionally, the closings that took place between April and July this year also started to be reflected in this quarter’s accounting revenue. At the EBITDA level, the impact from this reduction of accounting revenue has a greater impact as it is accrued against costs representing a full operational status. As a result, it declined 69% to 1 million vs Q3 last year.

Looking at the operational performance on page 17, you can see how since mid July, when we reopened our halls that had been closed in March, we enjoyed a very quick and almost full recovery of the revenue levels we had back in 2019. While on Uruguay, let us remind you that our Carrasco Hotel is still closed, and that we expect it to reopen this month, which will contribute to the normalization of the operation and should bring additional revenue to the casino venue.

On page 18, revenues in Panama reached 14 million in the third quarter, while EBITDA was 2.5 million euros. In Colombia revenues reached to 4 million euros while EBITDA was above 1 million. Results in both markets compare very favorably vs last year, as they were closed or barely reopening then.

On page 19, both Colombia and Panama continued their steady revenue recovery trends into the third quarter, and both have surpassed the 90% level versus 2019 in October. In the case of Panama, October had a significant increase on the back of restrictions softening, mainly in the form of increased operating hours.

Finally, on our online business unit on page 20, we had another positive quarter with 8% revenue growth versus an event intense Q3 in 2020 to 19 million euros. Growth was driven by Latam, as Spain had the same negative impact on sports betting take that we have discussed on the retail front. In terms of products, casino games continue to gain weight in the revenue mix. Our growth marketing expenses reached 5 million in the quarter, as we increased our marketing efforts ahead of the legal restrictions in Spain that have progressively become effective between May and September. Adjusted EBITDA, just above breakeven, reflected higher costs related to said marketing initiatives, and our efforts to enhance our technology platform and omnichannel potential, including compensation to our retail business.

Page 21 shows the monthly gross win evolution where you can see the seasonal trend in Sports Betting since June started to revert in September, which was 6% higher than last year. On the graph below you can see how since 2019, online casino games have increased their contribution to revenues. Over time this should help improve stability in our earnings as the casino part is not subject to the seasonality patterns and volatility in take as sports betting is.

Moving on to the liquidity and credit section on page 23, you can see the main deferred items. With respect to year end 2020, we reduced overdue commercial payables by 14 million thanks to increased activity levels which allowed us to catch up with suppliers. Overdue capex payables have also been reduced by 7 million, while total capex financing has reduced by more than 15 million, as no new capex is being produced and financed to compensate the existing schedule of payments.

As the situation normalizes and capex investments return to normality capex financing should start to be neutral. Given where we are today we still expect some outflows in the short term, before some inflows appear in the following quarters as capex increases. In the medium term we should stabilize around 40 million euros of current capex payables at any given time. Finally, deferred gaming taxes have reduced by 28 million, mostly coming from the schedule of payments regarding the 30m Italian PREU deferred in December 2020 but also from 6 million of Spanish tax deferrals. In this line bear in mind that additional payments are expected in Q4, with the remaining 10m from 2020 in Italy to be satisfied between November and December, and 4m of deferred taxes in Spain also to be paid in December. These do not include current PREU payments in Italy, that continue to be (and will do so until yearend) very irregular. As happened in Q3 with a significant payment in September, we have a 50 million payment of current PREU coming before the end of November.

The normalization of commercial payables will continue to happen gradually into 2022 as we recover our revenue levels. Having said that, and as discussed in this slide we are being able to reduce payables faster than expected, and hopefully the tail in 2022 will be somehow shorter than previously communicated.

On page 24, our free cash flow before growth capex was positive for the first time since Q3 last year, at 20 million in the quarter. Our discretionary cash flow was also positive but helped by the deferral of the September coupon payment. In any case, discretionary cash flow of 10m per quarter hints that we will be reaching the goal of cashflow break even after debt service by the end of the year or early in 2022 (with the new redefined instruments post Restructuring), prior to payment of overdue or deferred commercial payables and repayment of debt principal amounts.

Finally, on page 25, we are reporting our gross debt metrics as of September, which have increased by 148 million euros due to the new bridge notes and higher accrued interest, together with a stronger dollar which increases our USD denominated debt. In terms of leverage, which is based on 2019 EBITDA to avoid Covid distortions, we were at 4.2x. In terms of interest expense, we have also included the current PIK component and the interests related to the new bridge notes, taking us to an annual interest of 150 million vs 135 as of December.

Finally, as you can see in the cash balance graph, we expect to end the year with between 110 and 120 million euros. This levels exclude any cash from the online transaction. For completeness purposes and even if we haven’t included a page on outlook, our expectation is to end the year in the lower end of the EBITDA range we provided in September.

I will leave it here for now. Vicente and I will now be happy to respond any questions you may have, which in case you haven’t done so already, you can type directly into the Q&A window on the right hand side.

Q&A Section

ANGEL CORZO

Starting with questions now. We have one question that says, “Any color after your meetings with DD3 shareholders on what percentage of SPAC shareholders will exercise redemption rights?”

VICENTE DI LORETO

Okay. Angel, I will take this one. Well, as you know, it is very difficult to say. We know that lately, on average, SPAC shareholder redemptions are averaging 55% to 60% of redemptions, more or less. So we will see 1 week from now. But in any case, I mean, we know that our minimum cash condition covers -- is covered, sorry, by our committed PIPE investments. So we feel very optimistic about the transaction, but it’s very difficult at this stage to -- I mean, to speculate on how -- what the percentage of redemptions will be.

ANGEL CORZO

Okay. We have a second question regarding the guidance range in terms of EBITDA and cash. The question is, “Did we hear right that we will end in the lower end of the previous EBITDA guidance? I think -- it says EUR 100 million to EUR 130 million, but I think the guidance was EUR 110 million to EUR 130 million. And an expected year-end cash position of EUR 110 million to EUR 120 million, does this include the proceeds from the recent bond issue?”

Okay. In terms of EBITDA, we are going to -- we expect to close in the lower end of the guidance range, so give or take, plus/minus EUR 5 million the EUR 110 million. In terms of cash, it is right that we are saying that we will end in EUR 110 million to EUR 120 million of cash, which is a bit lower than we expected before. And there are 2 reasons for that: first, that the deal is taking longer and defense -- or general counsel or legal counsels are not cheap. So we are spending a bit more than we expected in the transactions.

Secondly, as I have explained before during the presentation, we are getting current with our commercial payables a bit faster than we thought. And while, in the past, we discussed about leaving for next year approximately EUR 30 million of commercial payables -- EUR 30 million to EUR 40 million of commercial payables and around EUR 50 million of taxes for a total amount of around EUR 80 million to EUR 100 million, we are now looking of leaving for ‘22 and following years something below EUR 80 million. So that is also helping us in that side. But obviously, it has a bit of a cost in terms of the cash position.

There is another question regarding cash in Argentina. I think the question said that, “The CFO says that the costs have been upstreamed out of Argentina in September. Can you comment on the effective exchange rate at which you convert local currency into dollars?”

And yes, we -- the friction cost at this moment in time is approximately between 40% and 45%, depending on specific circumstances at which time we take the money out. We have taken out near -- we have received in Madrid nearly EUR 3.6 million, which correspond with a bit over EUR 7 million or around EUR 7 million upstream from Argentina.

Let me see if there are other questions for a minute. There is also a question about -- can you provide any details on the concession renewals due in 2022 in both Italy and Argentina?

VICENTE DI LORETO

Okay. I will take that one, Angel. In the case of Italy, it is clear that the renewal -- the current licenses are going to be extended at least for a couple of years. That is what all of the people from government and regulators are telling us even though the formal extension is still pending, and we expect it before year-end.

And in the case of Argentina, well, we have a certain level of [certainty], if you want. In terms of what happens with the renewal of this year, there are some licenses that are going to be renewed during 2022, probably with similar schemes to what the province applied in the past. Not much else to add on that. The only thing additional, I think, mentioned is that the renewal process in Argentina, up to a certain extent, will be defined probably after the next elections in the country. There are midterm elections in the country.

So we expect that after -- the elections, all the politicians in the country are focused on that. But we expect that -- after that, we expect to begin to have a certain level of clarity around the process. And also important to mention that we expect also that after the elections, we are allowed to initiate operations -- online operations in the city of Buenos Aires, and we do expect to begin to operate before year-end.

ANGEL CORZO

Thank you, Vicente. There is a question about the sports betting. What is the reason for the sports betting performance, fewer events, higher payout? Is it expected to continue in Q4?

Well, the response to that is, first, take has been weak in August and September. As you know, take has volatility, and there are times where take is over -- months that it is over 20% and months that it is below 16% or 15%. And August, September and October have been particularly good. On the other hand, November has started incredibly strong. And in Q4, there is a typical seasonality that November and December are quite strong in terms of revenue.

So no, there is no reason to believe that the weak revenue in the sports betting will continue in Q4. It will always be subject to volatility because it’s part of the game. But if you average our numbers to 18% of take, where it has been there sitting by -- sitting for 2 or 3 years, handle is growing and the equivalent win is also growing progressively.

Okay. There is also a question around litigation. How have you gotten to know about the Martínez Sampedro demand if you have not formally received formal notification?

VICENTE DI LORETO

Okay, Angel. Well, we got knowledge of their demand within the arbitration process that the company has been dealing with for almost 4 years now -- no, more than 3.5 years, more or less. The family reported that within that process, and there, we got to know about their original demand. And some -- a few days ago, we learned that they have enlarged their original demand. And as we have said, as far as we know, it has not been accepted by the court yet, and we have not formally been notified from the court -- by the court, sorry.

ANGEL CORZO

Okay. There is a question -- there are actually 2 questions regarding potential changes in taxation and regulation in the business, and one also says that the company is exploring business opportunities in Buenos Aires. I think Vicente’s answered that before, the potential opportunities in Buenos Aires, the online license in Buenos Aires that we have been pursuing for several quarters, and it seems it might finally crystallize in the coming weeks and we will be able to start operating shortly.

Regarding regulatory changes on taxes, what the company has been steadily saying is that today, we do not have news of any regulatory body in our operations willing to increase taxes or change regulation in the coming years. Having said so, we are already aware of the nature of the game, and we are all very aware that different governments in the different jurisdictions are going to have issues to balance their budgets. So in those circumstances, we have to be ready, like the company has always been, to operate in a context where taxes can change. And we need, as always, to consolidate, grow and improve margins to compensate for that, what we have been doing over the last years. But as I said when I started, we have no indication of any change in regulation that will affect our profitability in the coming months or quarters.

One second. Okay. It seems that there are no other questions. So that -- all the questions that have been posted have been answered in some way or manner. If -- we will leave it open for a couple of more minutes in case anyone wants to put any other question on the table. Thank you.

There is a question on CapEx guidance for 2021. We are running very low up to -- up until the end of September, but we are already investing in the business as the business -- the operations have normalized and that -- as we have the ending of the financial restructuring very near. We are investing in the business because we need to remain competitive and fighting in our markets.

So we do expect an acceleration of CapEx in the last part of the year. We might even reach EUR 40 million of CapEx expenditure for the whole year with the corresponding amount in Q4. For next year, we will be back to normal levels of CapEx, over EUR 65 million and maybe even a bit more than that to start recovery and some growth CapEx, depending on how the evolution of the recovery crystalizes.

There are 2 more questions. One is how is the outlook for the business in Spain.

The response is great. It’s the market that is moving faster and has been steadily providing good results since last year actually. It is true that the volatility in take has caused a bit of an odd result in this Q3, but we -- as I said before, we expect -- even if we do the run rate for Q3 and we analyze it, it’s EUR 40 million, which is well into the levels that we have pre pandemic. And Q3 is typically seasonal low, and we have had the take event. So in Spain, in reality, it’s a market that is going to support 2019 levels faster and maybe as soon as Q4, Q1 next year.

VICENTE DI LORETO

Yes. And if I may add, Angel, it is also important to mention that some of the regulatory or institutional, if I can call them, headwinds we were facing some time ago, they are easing now after the pandemic. And therefore, we think that Spain is one of the more relevant markets in our portfolio in which we will probably -- will probably be a priority in our future growth CapEx when we initiate the deployment of it. So we feel very, very enthusiastic about this market.

ANGEL CORZO

Thank you, Vicente. There is also another question about working capital numbers.

I have to say working capital numbers are a bit difficult to read this quarter because, as I said, we have begun to repay material overdue payables. But we are reporting a new number in working capital, and that is because part of the accrued expenses of the restructuring have not yet been paid and are going to be paid the day of the execution. And then it will not be working capital because they will go out as financial outflows. So it is a bit odd. In Q3, we should have had a small negative working capital because we are getting current with our providers.

I don’t think there are any more questions now. So thank you, everybody, for joining the call. If you have further questions, please feel free to reach out to me or any other member of the team. Thank you again for your time, and I look forward to speaking with you about our Q4 results next year. Thank you.

About Codere Online

Codere Online launched in 2014 as part of the renowned casino operator Codere Group. Codere Online offers online sports betting and online casino through its state-of-the art website and mobile application. Codere currently operates in its core markets of Spain, Italy, Mexico, Colombia and Panama and expects to start operating in the City of Buenos Aires (Argentina) in late 2021. Codere Online’s online business is complemented by Codere Group’s physical presence throughout Latin America, forming the foundation of the leading omnichannel gaming and casino presence in the region.

About Codere Group

Codere Group is a multinational group devoted to entertainment and leisure. It is a leading player in the private gaming industry, with four decades of experience and with presence in seven countries in Europe (Spain and Italy) and Latin America (Argentina, Colombia, Mexico, Panama, and Uruguay).

About DD3 Acquisition Corp. II

DD3 was formed for the purpose of entering into a merger, capital stock exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities. DD3’s efforts to identify a prospective target business are not limited to a particular industry or geographic region. Learn more at https://www.dd3.mx/en/spac.

Additional Information about the Business Combination and Where to Find It

Codere Online Luxembourg, S.A. (“Holdco”), Servicios de Juego Online, S.A.U. (together with its consolidated subsidiaries upon consummation of the Proposed Business Combination, “Codere Online”), DD3 Acquisition Corp. II (“DD3”) and the other parties thereto have entered into a business combination agreement (the “Business Combination Agreement”) that provides for DD3 and Codere Online to become wholly-owned subsidiaries of Holdco (the “Proposed Business Combination”). In connection with the Proposed Business Combination, a registration statement on Form F-4 (as amended, the “Form F-4”) has been filed by Holdco with the U.S. Securities and Exchange Commission (“SEC”) that includes a proxy statement relating to DD3’s solicitation of proxies from DD3’s stockholders in connection with the Proposed Business Combination and other matters described in the Form F-4, as well as a prospectus of Holdco relating to the offer of the securities to be issued in connection with the completion of the Proposed Business Combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE FORM F-4 AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION. The definitive proxy statement/prospectus has been mailed to holders of record of DD3 common stock at the close of business on October 14, 2021, the record date established for voting on the Proposed Business Combination. Stockholders will also be able to obtain copies of such documents, without charge, at the SEC’s website at www.sec.gov, or by directing a request to Codere Online Luxembourg, S.A., 7 rue Robert Stümper, L-2557 Luxembourg, Grand Duchy of Luxembourg.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this press release, including any statements as to Holdco’s, Codere Online’s, DD3’s or the combined company’s future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations, market size and potential growth opportunities, competitive position, expectations and timings related to commercial launches or the consummation of the Proposed Business Combination, potential benefits of the Proposed Business Combination and PIPE investments, technological and market trends and other future conditions, are forward-looking statements. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Holdco’s, Codere Online’s, DD3’s and the combined company’s actual results may differ from their expectations, estimates and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “likely,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Holdco’s, Codere Online’s and DD3’s expectations with respect to the timing of the completion of the Proposed Business Combination.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. Most of these factors are outside Holdco’s, Codere Online’s and DD3’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change, or other circumstances that could give rise to the termination of the Business Combination Agreement; (2) the outcome of any legal proceedings that may be instituted against Holdco, Codere Online and/or DD3 following the announcement of the Business Combination Agreement and the transactions contemplated therein; (3) the inability to complete the Proposed Business Combination, including due to failure to obtain approval of DD3’s stockholders, certain regulatory approvals, or satisfy other closing conditions in the Business Combination Agreement; (4) the occurrence of any other event, change, or other circumstance that could cause the Proposed Business Combination to fail to close; (5) the impact of COVID-19 on Codere Online’s business and/or the ability of the parties to complete the Proposed Business Combination; (6) the inability to obtain and/or maintain the listing of Holdco’s ordinary shares or warrants on NASDAQ following the Proposed Business Combination; (7) the risk that the Proposed Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Proposed Business Combination; (8) the ability to recognize the anticipated benefits of the Proposed Business Combination, which may be affected by, among other things, competition, the ability of Codere Online and the combined company to grow and manage growth profitably, and retain its key employees; (9) costs related to the Proposed Business Combination; (10) changes in applicable laws or regulations; (11) the amount of redemptions by DD3’s stockholders in connection with the Proposed Business Combination; and (12) the possibility that Holdco, Codere Online or DD3 may be adversely affected by other economic, business and/or competitive factors. The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in DD3’s most recent filings with the SEC, the Form F-4 and the definitive proxy statement/prospectus that has been mailed to DD3’s stockholders in connection with the Proposed Business Combination. All subsequent written and oral forward-looking statements concerning Holdco, DD3, Codere Online, the combined company, the Proposed Business Combination or other matters and attributable to Holdco, Codere Online or DD3 or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of Holdco, Codere Online and DD3 expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based, except as required by law.

No Offer or Solicitation

This press release is not a proxy statement and does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Business Combination. This press release also does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Participants in the Solicitation

Holdco, Codere Online and DD3 and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of DD3’s stockholders in connection with the Proposed Business Combination. Information regarding the names, affiliations and interests of DD3’s directors and executive officers is set forth in the final prospectus for DD3’s initial public offering filed with the SEC on December 10, 2020, as well as in other documents DD3 has filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of DD3’s stockholders in connection with the Proposed Business Combination is set forth in the Form F-4. Information concerning the interests of Holdco’s, Codere Online’s and DD3’s participants in the solicitation, which may, in some cases, be different than those of Holdco’s, Codere Online’s and DD3’s equity holders generally, is also set forth in the Form F-4. Shareholders, potential investors and other interested persons should read carefully the Form F-4 and the definitive proxy statement/prospectus before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

Contacts:

Investors

Ryan Lawrence, ICR

Ryan.Lawrence@icrinc.com

332-242-4321

Guillermo Lancha, Codere

Guillermo.Lancha@codere.com

(+34)-628-928-152

Media

Brian Ruby, ICR

Brian.Ruby@icrinc.com

203-682-8268

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